UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934

FINAL AMENDMENT

FELICITAS PRIVATE MARKETS FUND

(Name of Subject Company (Issuer))

FELICITAS PRIVATE MARKETS FUND

(Name of Filing Person(s) (Issuer))

CLASS Y SHARES OF BENEFICIAL INTEREST
(Title of Class of Securities)

31431P108
(CUSIP Number of Class of Securities)

Ann Maurer
235 West Galena Street
Milwaukee, WI 53212
(Name and Address of Agent for Service)

With a copy to:
Joshua B. Deringer, Esq.

Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

(215) 988-2700

November 21, 2025

(Date Tender Offer First Published,
Sent or Given to Security Holders)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d-1.

☒	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒

This final amendment relates to the Issuer Tender Offer Statement on Schedule TO (the "Statement") originally filed with the Securities and Exchange Commission on November 21, 2025 by Felicitas Private Markets Fund (the "Fund") in connection with an offer (the "Offer") by the Fund to repurchase shares of beneficial interest in the Fund ("Shares”) in an aggregate amount up to $5,629,665 on the terms and subject to the conditions set out in the Offer to Purchase and the related Letter of Transmittal. Copies of the Offer to Purchase and the Letter of Transmittal were previously filed as Exhibits 99.B and 99.C to the Statement on November 21, 2025.

This is the final amendment to the Statement and is being filed to report the results of the Offer. The following information is furnished pursuant to Rule 13e-4(c)(4):

1. Holders of Shares in the Fund ("Shareholders") that desired to tender Shares, or a portion thereof, for purchase were required to submit their tenders by 11:59 p.m., Eastern Time, on December 22, 2025.

2. Valuation Date of the Shares tendered pursuant to the Offer was December 31, 2025.

3. The net asset value of the Shares tendered pursuant to the Offer was calculated as of December 31, 2025 in the amount of $858,759 for Class Y.

4. The payment of the purchase price of the Shares or portions of Shares tendered was made in the form of promissory notes issued to the Shareholders whose tenders were accepted for purchase by the Fund in accordance with the terms of the Offer. The promissory notes were held by UMB Fund Services, Inc., the Fund’s administrator, on behalf of such Shareholders, in accordance with the terms of the Offer. Two (2) Shareholders of Class Y, whose tender was accepted for purchase by the Fund, did not tender their entire Shares; therefore, pursuant to the promissory notes issued to the Shareholders, the Fund paid those Shareholders 100% of the Shareholders’ unaudited net asset value of the Shares tendered. A cash payment in the amount of the unaudited net asset value of the Shares tendered was wired to the accounts designated by those Shareholders in their Letters of Transmittal on February 25, 2026. One (1) Shareholder of Class Y, whose tenders were accepted for purchase by the Fund, tendered their entire Shares in the Fund; therefore, pursuant to the promissory note issued to the Shareholder, the Fund paid to the Shareholder at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered, less any early repurchase fee relating to such Shares (the “Initial Payment”). An Initial Payment in the amount of at least 95% of the Shareholder’s unaudited net asset value of the Shares tendered was wired to the account designated by the Shareholder in the Letter of Transmittal on February 25, 2026. The Fund will also pay the Shareholders a contingent payment (the “Post-Audit Payment”) equal to the excess, if any, of (1) the aggregate value of the repurchased Shares as of December 31, 2025 (as it may be adjusted based upon the next annual audit of the Fund’s financial statements) over (2) the Initial Payment. The Post-Audit Payment will be made promptly after the completion of the Fund’s annual audit at the end of August 2026.

Except as specifically provided herein, the information contained in the Statement, Offer to Purchase and the related Letter of Transmittal previously filed on November 21, 2025 (the “Tender Offer Materials”) remains unchanged and this final amendment does not modify any of the information previously reported in the Tender Offer Materials.

Item 1 through Item 9 and Item 11.

The information set forth in the Tender Offer Materials is incorporated herein by reference into this final amendment in answer to Item 1 through Item 9 and Item 11 of Schedule TO.

Item 10. Financial Statements

Not applicable.

Item 12(a).  Exhibits

Not applicable.

Item 12(b).  Filing Fee

Calculation of Filing Fee Tables are attached herewith.

Item 13. Information Required By Schedule 13E-3

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set out in this statement is true, complete and correct.

Felicitas Private Markets Fund

By:	/s/ Brian Smith
	Name:	Brian Smith
	Title:	President

April 15, 2026

EXHIBIT INDEX

EXHIBIT

EX-FILING FEES Calculation of Filing Fee Tables